EXHIBIT 99.1

Innate Pharma announces conference call and webcast for full year 2025 financial results

Marseille, France, March 19, 2026, 7:00 AM CET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”), today announces that the Company will hold a conference call on Thursday, March 26, 2026 at 2 p.m. CET / 9 a.m. EDT, following the release of its financial results for the full year ending December 31, 2025.
Participants during the call will be:
•Jonathan Dickinson, Chief Executive Officer
•Sonia Quaratino, Executive Vice President, Chief Medical Officer
•Yannis Morel, Executive Vice President, Chief Operating Officer
•Stéphanie Cornen, Vice President, Investor Relations, Communication and Commercial Strategy
•Frédéric Lombard, Senior Vice President, Chief Financial Officer

Details for the Virtual Event

The live webcast will be available at the following link:
https://events.q4inc.com/attendee/704730270

Participants may also join via telephone using the following registration link: https://events.q4inc.com/analyst/704730270?pwd=usHLLD39

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.

Innate Pharma is advancing a portfolio of differentiated potential first and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.

Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares
ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI    9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31,

2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:
Investors & Media Relations
Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Media
communication@innate-pharma.fr